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                                      Newell Co.
                             Statement of Computation of
                              Earnings to Fixed Charges
                          (in Thousands, Except Ratio Data)


                                                        3 Months
                                                          Ended
                                                         3/31/97       1996        1995         1994         1993        1992
                                                        ---------      ----        ----         ----         ----        ----

Earnings Available for Fixed Charges:
  Income before income taxes                            $62,521    $424,634      $370,785     $329,292    $275,556     $277,564
  Fixed charges
    Interest expense                                     12,785      56,989        49,812       29,970      19,062       20,417
    Portion of rent determined to be interest (1)         3,713      14,855        12,634       10,494       8,580        6,237
    Equity Earnings                                        (264)     (6,400)       (6,000)      (5,700)     (3,800)      (3,400)

     Total Earnings Available for Fixed                 $78,755    $490,078      $427,231     $364,056    $299,398     $300,818
     Charges

Fixed Charges
  Interest expense                                      $12,785     $56,989       $49,812      $29,970     $19,062      $20,417
  Portion of rent determined to be interest (1)           3,713      14,855        12,634       10,494       8,580        6,237

     Total Fixed Charges                                $16,498     $71,844       $62,446      $40,464     $27,642      $26,654

Ratio Earnings to Fixed Charges                            4.77        6.82          6.84         9.00       10.83        11.29



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(1) 33% of gross rent expense was deemed to approximate the interest portion of short-term and long-term leases.